Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549 - 7010

Gold Fields Limited

Reg. 1968/004880/06

150 Helen Road, Sandown,

Sandton, 2196

Postnet Suite 252

Private Bag X30500

Houghton, 2041

South Africa

Tel +27 11 562-9796

Fax +27 11 562-9825

www.goldfields.co.za

February 9, 2018
By EDGAR

Dear Mr. Decker,

Re:	Gold Fields Limited Form 20-F for the year ended December 31, 2016 Filed on April 5, 2017 File No. 001-31318

We refer to the Company’s response to the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated January 18, 2018 as well as a subsequent teleconference call with Thomas B. Shropshire, Jr., from Linklaters LLP, the Company’s external US legal counsel, on February 2, 2018 setting forth the comments of the Staff on the above referenced Form 20-F (the “2016 Form 20-F”) of Gold Fields Limited (the “Company” or “Gold Fields”).

Following these telephonic discussions with the Staff on February 2, 2018, Management has provided detailed responses to the four queries received from the Staff. The first three queries related to materiality and have been included under the materiality assessment section of this response. The fourth query related to internal controls over financial reporting (“ICOFR”) and has been included under the ICOFR section of this response.

All amounts in millions of US dollars (“US$”) unless otherwise stated

Figures included in the respective tables may not add as they are rounded independently.

Directors: C A Carolus (Chair), N J Holland†** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani #, P J Bacchus†, T P Goodlace, C E Letton^, RP Menell, D M J Ncube, S P Reid^, Y G H Suleman

^Australian, †British, #Ghanaian, ** Executive Director

Company Secretary: MML Mokoka

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

1.	Materiality assessment

1.1 Quantitative assessment

Analysis of impact on earnings

The Staff would like the Company to provide an analysis of the restatement on profit or loss that is attributable to owner of the parent and earnings per share (“EPS”) for the 2016, 2015 and 2014 financial years.

Response

The Company acknowledges the Staff’s comment.

The table below outlines an assessment of the differences between the proposed componentisation method (refer to the discussion on this method in the Company’s response to the Staff dated January 18, 2018) and the current method on profit or loss that is attributable to owner of the parent and EPS figures for the 2016, 2015 and 2014 financial years.

Annual basis

	2016	2015	2014
Profit/(loss) attributable to owner of the parent before adjustment	162.8	(242.1)	12.8
Weighted average number of shares	809 889 990	774 763 151	769 141 871
Earnings/(loss) per share (cents), as previously reported	0.20	(0.31)	0.02
Adjustment required:
Adjustment to earnings	(4.6)	(5.2)	(10.7)
Adjusted Profit/(loss) attributable to owners of the parent	158.2	(247.3)	2.1
Adjusted earnings/(loss) per share (cents)	0.20	(0.32)	0.00
Percentage change—Profit/(loss) attributable to the owners of the parent	-2.8%	2.1%	-83.6%
Percentage change—earnings/(loss) per share	—	3.2%	100.0%

Cumulative basis

	2016	2015	2014
Profit/(loss) attributable to owner of the parent before adjustment	162.8	(242.1)	12.8
Weighted average number of shares	809 889 990	774 763 151	769 141 871
Earnings/(loss) per share (cents), as previously reported	0.20	(0.31)	0.02
Adjustment required:
Adjustment to earnings	(16.2)	(11.8)	(7.6)
Adjusted Profit/(loss) attributable to owners of the parent	146.6	(253.9)	5.2
Adjusted earnings/(loss) per share (cents)	0.18	(0.33)	0.01
Percentage change—Profit/(loss) attributable to owners of the parent	-10.0%	4.9%	-59.4%
Percentage change—earnings/(loss) per share	-10.0%	6.5%	50.0%

From the 2014 profit attributable to owner of the parent and the earnings per share assessments, the percentage change as a result of the change in the method of depreciation may suggest that the difference between the current method and the proposed componentisation method would have had a material impact on the EPS figure. The profit attributable to owner of the parent and EPS continues to reflect that the Company was in a marginal profit position for the year.

The adjustments do not swing the Company from a profit or loss attributable to owners of the parent and EPS for the period to a loss or profit for any of the periods. Please also refer to the Company’s qualitative assessment included in the Company’s response to the Staff dated January 18, 2018 as well as the discussion in section 1.2 below.

Based on the factors described above, Management believes that the absolute amount (US$ or cents) of the adjustment in each of the 2016, 2015 and 2014 financial years, both on an annual and cumulative basis, are not material to profit or loss attributable to owners of the parent or earnings/(loss) per share presented in the tables above or to the financial statements as a whole, as the adjustments are unlikely to change or influence the judgement of an analyst or informed user of the financial statements.

GF_2

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Aggregation of all known uncorrected errors

The Staff would like the Company to provide an analysis of the impact of the restatement in aggregate with all other known uncorrected errors (the “Aggregated Errors”) on the Company’s consolidated financial statements for the 2016, 2015 and 2014 financial years.

Response

The Company acknowledges the Staff’s comment.

The Company has aggregated all known uncorrected errors with the misstatement as a result of the change to the proposed componentisation method (refer to the discussion on this method in the Company’s response to the Staff dated 18 January 2018) from the current method. In this process, the Company has also considered any other errors that were not previously reported or that would have been considered immaterial at the time, but could be materially impacted by the proposed componentisation method – none were identified in this process.

Annual basis

Outlined in the tables below is the impact, on an annual basis, on the Company’s consolidated financial statements for the 2016, 2015 and 2014 financial years.

Aggregation of uncorrected errors - 2016 Financial year

	Profit before taxation	Taxation	Profit after taxation
	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Change in depreciation	(6.6)	2.0	(4.6)
All other known uncorrected errors	6.3	5.6	11.9
Aggregated uncorrected errors	(0.3)	7.6	7.3

	Total assets	Total liabilities	Total equity
	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Change in depreciation	(23.2)	6.9	16.3
All other known uncorrected errors	(2.4)	(0.3)	2.7
Aggregated uncorrected errors	(25.6)	6.6	19.0

Impact on key financial statement captions – 2016 Financial year

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Profit before taxation	365.8	(0.3)	365.5	-0.1%
Taxation	(192.1)	7.6	(184.5)	-4.0%
Profit for the year	173.7	7.3	181.0	4.2%
Profit attributable to owners of the parent	162.8	7.6	170.4	4.7%
Earnings per share (cents)	0.20	0.01	0.21	5.0%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	6 334.7	(25.6)	6 309.1	-0.4%
Total liabilities	(3 145.1)	6.6	(3 138.5)	-0.2%
Total equity	(3 189.6)	19.0	(3 170.6)	-0.6%

GF_3

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period, these include impairment of investments and assets, profit on disposal of assets and profit on buy back of notes (and the related taxation impact) as well as deferred taxation assets not recognised. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use these measures as Non-GAAP measures in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted earnings before tax[1]	386.0	(5.1)	380.9	-1.3%
Adjusted earnings after tax[1]	212.6	(7.1)	205.5	-3.4%

Aggregation of uncorrected errors - 2015 Financial year

	Profit before taxation	Taxation	Profit after taxation
	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Change in depreciation	(7.4)	2.2	(5.2)
All other known uncorrected errors	(2.2)	(6.0)	(8.2)
Aggregated uncorrected errors	(9.6)	(3.8)	(13.4)

	Total assets	Total liabilities	Total equity
	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Change in depreciation	(16.8)	5.1	11.7
All other known uncorrected errors	(3.3)	(10.8)	14.1
Aggregated uncorrected errors	(20.1)	(5.7)	25.8

Impact on key financial statement captions – 2015 Financial year

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Profit/(loss) before taxation	4.5	(9.6)	(5.1)	-213.3%
Taxation	(247.1)	(3.8)	(250.9)	1.5%
Loss for the year	(242.6)	(13.4)	(256.0)	5.5%
Loss attributable to owners of the parent	(242.1)	(14.2)	(256.3)	5.9%
Loss per share (cents)	(0.31)	(0.02)	(0.33)	6.5%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	5 877.7	(20.1)	5 857.6	-0.3%
Total liabilities	(3 109.7)	(5.7)	(3 115.4)	0.2%
Total equity	(2 768.0)	25.8	(2 742.2)	-0.9%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period, these include impairment of investments and assets (and the related taxation impact) as well as deferred taxation assets not recognised and deferred taxation on Soles devaluation against US$. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use these measures as Non-GAAP measures in its filing.

[1]	Solely for purposes of comparability with the calculation of “Adjusted earnings” as described in the table above, excluded from the uncorrected known errors are uncorrected errors relating to the impairment of investments and assets (and the related taxation impact) and deferred taxation assets not recognised.

GF_4

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted earnings before tax[2]	234.9	(4.8)	230.1	-2.0%
Adjusted earnings after tax[2]	103.7	1.0	104.7	1.0%

Aggregation of uncorrected errors - 2014 Financial year

	Profit before taxation	Taxation	Profit after taxation
	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Change in depreciation	(15.3)	4.6	(10.7)
All other known uncorrected	10.3	(13.7)	(3.4)
Aggregated uncorrected errors	(5.0)	(9.1)	(14.1)

	Total assets	Total liabilities	Total equity
	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Change in depreciation	(10.9)	3.3	7.6
All other known uncorrected errors	(1.9)	0.8	1.1
Aggregated uncorrected errors	(12.8)	4.1	8.7

Impact on key financial statement captions – 2014 Financial year

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Profit before taxation	138.5	(5.0)	133.5	-3.6%
Taxation	(118.1)	(9.1)	(127.2)	7.7%
Profit for the year	20.4	(14.1)	6.3	-69.1%
Profit/(loss) attributable to owners of the parent	12.8	(14.1)	(1.3)	-110.2%
Earnings per share (cents)	0.02	(0.02)	0.00	-100.0%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	6 857.7	(12.8)	6 844.9	-0.2%
Total liabilities	(3 194.4)	4.1	(3 190.3)	-0.1%
Total equity	(3 663.3)	8.7	(3 654.6)	-0.2%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period, these include impairment of investments and assets and restructuring costs and the related taxation impact. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use these measures as Non-GAAP measures in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted earnings before tax	203.4	(5.0)	198.4	-2.5%
Adjusted earnings after tax[3]	77.3	(14.1)	63.2	-18.3%

[2]	Solely for purposes of comparability with the calculation of “Adjusted earnings” as described in the table above, excluded from the uncorrected known errors are uncorrected errors relating to the impairment of investments and assets (and the related taxation impact) and deferred taxation assets not recognised.
[3]	Solely for purposes of comparability with the calculation of “Adjusted earnings” as described in the table above, excluded from the uncorrected known errors are uncorrected errors relating to the impairment of investments and assets (and the related taxation impact) and deferred taxation assets not recognised.

GF_5

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Cumulative basis (“Iron Curtain Method”)

Outlined in the tables below is the impact, on the cumulative basis, on the Company’s consolidated financial statements for the 2016, 2015 and 2014 financial years.

Aggregation of errors - 2016 Financial year

	Profit before taxation	Taxation	Profit after taxation
	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Change in depreciation	(23.2)	6.9	(16.3)
All other known errors	4.4	(4.9)	(0.5)
Aggregated errors	(18.8)	2.0	(16.8)

	Total assets	Total liabilities	Total equity
	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Change in depreciation	(23.2)	6.9	16.3
All other known errors	(2.4)	(0.3)	2.7
Aggregated errors	(25.6)	6.6	19.0

Impact on key financial statement captions – 2016 Financial year

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Profit before taxation	365.8	(18.8)	347.0	-5.1%
Taxation	(192.1)	2.0	(190.1)	-1.0%
Profit for the year	173.7	(16.8)	156.9	-9.7%
Profit attributable to owners of the parent	162.8	(16.4)	146.4	-10.1%
Earnings per share (cents)	0.20	(0.02)	0.18	-10.0%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	6 334.7	(25.6)	6 309.1	-0.4%
Total liabilities	(3 145.1)	6.6	(3 138.5)	-0.2%
Total equity	(3 189.6)	19.0	(3 170.6)	-0.6%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period these, include impairment of investments and assets, profit on disposal of assets and profit on buy back of notes (and the related taxation impact) as well as deferred taxation assets not recognised. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use these measures as Non-GAAP measures in its filing.

GF_6

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted earnings before tax	386.0	(18.8)	367.2	-4.9%
Adjusted earnings after tax	212.6	(16.8)	195.8	-7.9%

Aggregation of errors - 2015 Financial year

	Profit before taxation	Taxation	Profit after taxation
	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Change in depreciation	(16.8)	5.1	(11.7)
All other known errors	2.4	(16.5)	(14.1)
Aggregated errors	(14.4)	(11.4)	(25.8)

	Total assets	Total liabilities	Total equity
	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Change in depreciation	(16.8)	5.1	11.7
All other known errors	(3.3)	(10.8)	14.1
Aggregated errors	(20.1)	(5.7)	25.8

Impact on key financial statement captions – 2015 Financial year

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Profit/(loss) before taxation	4.5	(14.4)	(9.9)	-320.0%
Taxation	(247.1)	(11.4)	(258.5)	4.6%
Loss for the year	(242.6)	(25.8)	(268.4)	10.6%
Loss attributable to owners of the parent	(242.1)	(25.8)	(267.9)	10.7%
Loss per share (cents)	(0.31)	(0.03)	(0.34)	9.7%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	5 877.7	(20.1)	5 857.6	-0.3%
Total liabilities	(3 109.7)	(5.7)	(3 115.4)	0.2%
Total equity	(2 768.0)	25.8	(2 742.2)	-0.9%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period these include impairment of investments and assets (and the related taxation impact) as well as deferred taxation assets not recognised and deferred taxation on Soles devaluation against US$. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use these measures as Non-GAAP measures in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted earnings before tax[4]	234.9	(9.6)	225.3	-4.1%
Adjusted earnings after tax	103.7	(11.3)	92.4	-10.9%

[4]	Solely for purposes of comparability with the calculation of “Adjusted earnings” as described in the table above, excluded from the uncorrected known errors are uncorrected errors relating to the impairment of investments and assets (and the related taxation impact) and deferred taxation assets not recognised.

GF_7

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Aggregation of errors - 2014 Financial year

	Profit before taxation	Taxation	Profit after taxation
	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Change in depreciation	(10.9)	3.3	(7.6)
All other known errors	8.1	(9.2)	(1.1)
Aggregated errors	(2.8)	(5.9)	(8.7)

	Total assets	Total liabilities	Total equity
	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Change in depreciation	(10.9)	3.3	7.6
All other known errors	(1.9)	0.8	1.1
Aggregated errors	(12.8)	4.1	8.7

Impact on key financial statement captions – 2014 Financial year

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Profit before taxation	138.5	(2.8)	135.7	-2.0%
Taxation	(118.1)	(5.9)	(124.0)	5.0%
Profit for the year	20.4	(8.7)	11.7	-42.6%
Profit attributable to owners of the parent	12.8	(8.7)	3.3	-68.0%
Earnings per share (cents)	0.02	(0.01)	0.01	-50.0%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	6 857.7	(12.8)	6 844.9	-0.2%
Total liabilities	(3 194.4)	4.1	(3 190.3)	-0.1%
Total equity	(3 663.3)	8.7	(3 654.6)	-0.2%

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying operating activities of the Company. For this period, these include impairment of investments and assets and restructuring costs and the related taxation impact. A full reconciliation of these items is set out in Addendum I to this letter. Management believes it to be appropriate for the purposes of this materiality analysis to adjust for these items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation and “Adjusted profit after taxation”, however, the Company does not formally use these measures as Non-GAAP measures in its filing.

	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Adjusted earnings before tax	203.4	(2.8)	200.6	-1.4%
Adjusted earnings after tax	77.3	(8.7)	68.6	-11.2%

From the 2016 quantitative assessment, the Aggregated Errors did not have a material impact on the consolidated financial statements.

From the 2015 “Annual basis” quantitative assessment, the relative magnitude of the Aggregated Errors may suggest a material impact on the income statement when expressed as a percentage of profit before taxation for the 2015 financial year. When the 2015 profit before taxation is adjusted, as per the table above, the Aggregated Errors are quantitatively not material when expressed as a percentage of adjusted profit before taxation for the 2015 financial year.

From the 2014 “Annual basis” quantitative assessment, the relative magnitude of the Aggregated Errors may suggest a material impact on the income statement when expressed as a percentage of profit after taxation for the 2014 financial year. When the 2014 profit after taxation is adjusted, as per the table above (similar impact on Profit attributable to owners of the parent when adjusted), the impact decreases significantly when expressed as a percentage of adjusted profit after taxation and profit/(loss) attributable to owners of the parent for the 2014 financial year.

GF_8

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

From the 2015 “Cumulative basis” quantitative assessment, the relative magnitude of the Aggregated Errors may suggest a material impact on the income statement when expressed as a percentage of profit before taxation for the 2015 financial year. However, when the 2015 profit before taxation is adjusted, as per the table above, the impact decreases significantly when expressed as a percentage of adjusted profit before taxation for the 2015 financial year.

From the 2014 “Cumulative basis” quantitative assessment, the relative magnitude of the Aggregated Errors may suggest a material impact on the income statement when expressed as a percentage of profit after taxation and profit/(loss) attributable to owners of the parent for the 2014 financial year. However, when the 2014 profit after taxation is adjusted, as per the table above (similar impact on Profit attributable to owners of the parent when adjusted), the impact decreases significantly when expressed as a percentage of adjusted profit after taxation and profit attributable to owners of the parent for the 2014 financial year.

The US$ magnitude of the Aggregated Errors would not have had a material impact on total assets, total liabilities or total equity in any of the 2016, 2015 or 2014 financial years, on both the annual and cumulative basis assessment.

Based on the factors described above, Management believes that the absolute US$ amount of the Aggregated Errors in each of the 2016, 2015 and 2014 financial years, both on an annual and cumulative basis, are not material to any of the financial statement captions presented in the tables above or to the financial statements as a whole, as the Aggregated Errors are unlikely to change or influence the judgement of an analyst or informed user or the financial statements.

1.2 Qualitative assessment

Refer to point (v) of this section for the Company’s response to the Staff’s query relating to the impact of the adjustment on the segment results.

In order to fully assess the materiality of the change, on both the annual and cumulative basis, a qualitative assessment was performed to assess the factors that may indicate whether a change in the method of depreciation of the mineral rights at the Australian operations in aggregate with all other known uncorrected errors was reasonably likely to be important or material to investors given the relative magnitude of the change.

Management considered the following qualitative factors in assessing the qualitative materiality:

(i)	Does the misstatement arise from an item capable of precise measurement or from an estimate –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

Aggregate

Certain of the other known errors were based on estimates. Although based on estimates, given the facts and circumstances relating to such estimates, Management respectfully believes it is unlikely that changes in the estimates would significantly impact the materiality assessment, both quantitatively and qualitatively.

(ii)	Does the misstatement mask a change in earnings or other trends –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

Aggregate

•	2016: Profit before taxation and profit for the year would remain a profit.

•	2015: Profit before taxation would change to a loss before taxation and the loss for the year (after taxation) would remain a loss. The reason for the change is due to the relative small magnitude of the profit before taxation of US$4.5 million. Adjusted profit before and after taxation (as reflected in the tables included in the quantitative assessment above) for the year would remain a profit.

GF_9

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

•	2014: Profit before taxation and profit for the year would remain a profit. The profit attributable to owners of the parent would change to a loss attributable to owners of the parent. The reason for the change is due to the relative small magnitude of the profit attributable to owners of the parent of US$12.8 million. If adjustments similar to the adjustments made to arrive at adjusted profit after tax is made to profit attributable to owners of the parent, it would remain a profit.

(iii)	Does the misstatement hide a failure to meet analysts’ consensus expectations for the entity –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

Aggregate

In the gold industry, analysts primarily focus on production, operating costs (excluding amortisation and depreciation) and capital expenditure. To this end, Management discloses a number of performance metrics to the market, including measures that are not generally accepted accounting practices (“Non-GAAP”) such as free cash flow (“FCF”), all-in-sustaining costs (“AISC”) and all-in-costs (“AIC”).

The majority of the other known errors did not impact these key performance/ financial metrics. Although, certain of the other known errors did, these errors did not have a material impact on any of the key performance/financial metrics (less than 1% change). Therefore, Management concluded that these other known errors would not have changed the trends of such metrics or analysts’ consensus expectations in the 2016, 2015 and 2014 financial years.

(iv)	Does the misstatement change a loss into an income or vice versa –

Please refer to paragraph (ii) (“Does the misstatement mask a change in earnings or other trends”) above.

(v)	Does the misstatement relate to a segment of the business that has been identified as playing a significant role in the operations or profitability –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

In addition, The Staff would like the Company to provide an analysis of the impact of the misstatement on profit or loss of the Australian segments as disclosed in the Company’s consolidated financial statements for the 2016, 2015 and 2014 financial years.

Response

The Company acknowledges the Staff’s comment.

The disclosures for the individual segments of the Australian region has historically not included any sub-totals for profit before taxation or profit after taxation. These sub-totals are only included for the Australian region in total. The only sub-total historically included for the individual Australian segments, which is after amortisation and depreciation, was “Net operating profit”.

The Company’s refers to its response to the Staff dated September 5, 2017. In that response to comments 2 and 3, the Company responded:

“The Company will revise future filings by removing the titles used in the Consolidated Income Statements and related notes in order to follow the ‘nature of expense’ method outlined in paragraph 102 of International Accounting Standard 1 – Presentation of Financial Statements (‘IAS 1’). In the Consolidated Income Statements, the ‘net operating profit’ title will be removed. In the notes to the Consolidated Financial Statements (primarily Notes 3 and 41), the ‘operating costs’ title will be revised to ‘costs of sales before gold inventory change and amortisation and depreciation’ and the ‘operating costs including gold inventory change’ title will be revised to ‘costs of sales before amortisation and depreciation’. Refer to Addendum I for an example of the revised future disclosure.

GF_10

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

All disclosures made elsewhere in the Form 20-F will be updated to make reference to the revised titles in Note 41 of the Consolidated Financial Statements.”

Given the Company’s revised segment disclosures to be included in the consolidated financial statements (as presented in the response to the Staff dated September 5, 2017), only the impact on amortisation and depreciation for St Ives, Agnew and Granny Smith is disclosed below as well as the impact on amortisation and depreciation, profit before taxation, taxation and profit after taxation for the Australian region in total. In addition, the impact on total assets (excluding deferred taxation) and total liabilities (excluding deferred taxation) will also be disclosed.

In addition, there are no other known errors relating to any of the Australian segments or operations besides the differences between the proposed componentisation method (refer to the discussion on this method in the Company’s response to the Staff dated January 18, 2018) and the current method.

Outlined in the tables below is an assessment of the differences between the proposed componentisation method (refer to the discussion on this method in the Company’s response to the Staff dated January 18, 2018) and the current method for the 2016, 2015 and 2014 financial years for each affected segment and for the Australian region in total. Included in the cumulative basis is also the impact of the cumulative adjustment on the preliminary 2017 results (“Proposed way forward” as discussed in the Company’s response to the Staff dated January 18, 2018).

St Ives

Annual basis

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(144.7)	(9.3)	(154.0)	6.4%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	622.3	(37.6)	584.7	-6.0%
Total liabilities (excluding deferred taxation)	(136.3)	—	(136.3)	—
Key metrics
Operating costs	192.8	—	192.8	—
Capital expenditure	140.0	—	140.0	—
Production (koz)	362.9	—	362.9	—
All in costs and All in sustaining costs (US$/oz)	949.0	—	949.0	—

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(109.9)	(11.7)	(121.6)	10.6%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	555.3	(28.7)	526.6	-5.2%
Total liabilities (excluding deferred taxation)	(135.2)	—	(135.2)	—
Key metrics
Operating costs	195.0	—	195.0	—
Capital expenditure	114.5	—	114.5	—
Production (koz)	371.9	—	371.9	—
All in costs and All in sustaining costs (US$/oz)	969.0	—	969.0	—

GF_11

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(140.5)	(21.8)	(162.3)	15.5%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	559.1	(19.6)	539.5	-3.5%
Total liabilities (excluding deferred taxation)	(145.4)	—	(145.4)	—
Key metrics
Operating costs	292.3	—	292.3	—
Capital expenditure	117.5	—	117.5	—
Production (koz)	361.7	—	361.7	—
All in costs and All in sustaining costs (US$/oz)	1 164.0	—	1 164.0	—

Cumulative basis

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(144.7)	(37.6)	(182.3)	26.0%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	622.3	(37.6)	584.7	-6.0%
Total liabilities (excluding deferred taxation)	(136.3)	—	(136.3)	—
Key metrics
Operating costs	192.8	—	192.8	—
Capital expenditure	140.0	—	140.0	—
Production (koz)	362.9	—	362.9	—
All in costs and All in sustaining costs (US$/oz)	949.0	—	949.0	—

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(109.9)	(28.7)	(138.6)	26.2%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	555.3	(28.7)	526.6	-5.2%
Total liabilities (excluding deferred taxation)	(135.2)	—	(135.2)	—
Key metrics
Operating costs	195.0	—	195.0	—
Capital expenditure	114.5	—	114.5	—
Production (koz)	371.9	—	371.9	—
All in costs and All in sustaining costs (US$/oz)	969.0	—	969.0	—

GF_12

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(140.5)	(19.6)	(160.1)	13.9%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	559.1	(19.6)	539.5	-3.5%
Total liabilities (excluding deferred taxation)	(145.4)	—	(145.4)	—
Key metrics
Operating costs	292.3	—	292.3	—
Capital expenditure	117.5	—	117.5	—
Production (koz)	361.7	—	361.7	—
All in costs and All in sustaining costs (US$/oz)	1 164.0	—	1 164.0	—

Agnew

Annual basis

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(77.1)	2.5	(74.6)	-3.3%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	426.4	13.2	439.6	3.1%
Total liabilities (excluding deferred taxation)	(66.3)	—	(66.3)	—
Key metrics
Operating costs	145.7	—	145.7	—
Capital expenditure	70.0	—	70.0	—
Production (koz)	229.3	—	229.3	—
All in costs and All in sustaining costs (US$/oz)	971.0	—	971.0	—

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(62.0)	4.0	(58.0)	-6.4%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	393.7	10.8	404.5	2.7%
Total liabilities (excluding deferred taxation)	(66.9)	—	(66.9)	—
Key metrics
Operating costs	142.6	—	142.6	—
Capital expenditure	73.0	—	73.0	—
Production (koz)	236.6	—	236.6	—
All in costs and All in sustaining costs (US$/oz)	959.0	—	959.0	—

GF_13

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(96.4)	5.7	(90.7)	-5.9%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	394.2	7.8	402.0	2.0%
Total liabilities (excluding deferred taxation)	(81.0)	—	(81.0)	—
Key metrics
Operating costs	173.0	—	173.0	—
Capital expenditure	83.4	—	83.4	—
Production (koz)	270.7	—	270.7	—
All in costs and All in sustaining costs (US$/oz)	990.0	—	990.0	—

Cumulative basis

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(77.1)	13.2	(63.9)	-17.1%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	426.4	13.2	439.6	3.1%
Total liabilities (excluding deferred taxation)	(66.3)	—	(66.3)	—
Key metrics
Operating costs	145.7	—	145.7	—
Capital expenditure	70.0	—	70.0	—
Production (koz)	229.3	—	229.3	—
All in costs and All in sustaining costs (US$/oz)	971.0	—	971.0	—

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(62.0)	10.8	(51.2)	-17.4%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	393.7	10.8	404.5	2.7%
Total liabilities (excluding deferred taxation)	(66.9)	—	(66.9)	—
Key metrics
Operating costs	142.6	—	142.6	—
Capital expenditure	73.0	—	73.0	—
Production (koz)	236.6	—	236.6	—
All in costs and All in sustaining costs (US$/oz)	959.0	—	959.0	—

GF_14

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(96.4)	7.8	(88.6)	-8.1%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	394.2	7.8	402.0	2.0%
Total liabilities (excluding deferred taxation)	(81.0)	—	(81.0)	—
Key metrics
Operating costs	173.0	—	173.0	—
Capital expenditure	83.4	—	83.4	—
Production (koz)	270.7	—	270.7	—
All in costs and All in sustaining costs (US$/oz)	990.0	—	990.0	—

Granny Smith

Annual basis

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(45.1)	0.1	(45.0)	-0.3%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	292.7	1.2	293.9	0.4%
Total liabilities (excluding deferred taxation)	(63.1)	—	(63.1)	—
Key metrics
Operating costs	141.1	—	141.1	—
Capital expenditure	90.3	—	90.3	—
Production (koz)	283.8	—	283.8	—
All in costs and All in sustaining costs (US$/oz)	834.0	—	834.0	—

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(54.1)	0.3	(53.8)	-0.6%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	221.7	1.1	222.8	0.5%
Total liabilities (excluding deferred taxation)	(61.5)	—	(61.5)	—
Key metrics
Operating costs	135.9	—	135.9	—
Capital expenditure	70.4	—	70.4	—
Production (koz)	301.1	—	301.1	—
All in costs and All in sustaining costs (US$/oz)	764.0	—	764.0	—

GF_15

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(84.6)	0.8	(83.8)	-1.0%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	142.1	0.9	143.0	0.6%
Total liabilities (excluding deferred taxation)	(70.4)	—	(70.4)	—
Key metrics
Operating costs	135.9	—	135.9	—
Capital expenditure	70.4	—	70.4	—
Production (koz)	315.2	—	315.2	—
All in costs and All in sustaining costs (US$/oz)	809.0	—	809.0	—

Cumulative basis

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(45.1)	1.2	(43.9)	-2.7%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	292.7	1.2	293.9	0.4%
Total liabilities (excluding deferred taxation)	(63.1)	—	(63.1)	—
Key metrics
Operating costs	141.1	—	141.1	—
Capital expenditure	90.3	—	90.3	—
Production (koz)	283.8	—	283.8	—
All in costs and All in sustaining costs (US$/oz)	834.0	—	834.0	—

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(54.1)	1.1	(53.0)	-2.0%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	221.7	1.1	222.8	0.5%
Total liabilities (excluding deferred taxation)	(61.5)	—	(61.5)	—
Key metrics
Operating costs	135.9	—	135.9	—
Capital expenditure	70.4	—	70.4	—
Production (koz)	301.1	—	301.1	—
All in costs and All in sustaining costs ($/oz)	764.0	—	764.0	—

GF_16

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(84.6)	0.9	(83.7)	-1.1%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets (excluding deferred taxation)	142.1	0.9	143.0	0.6%
Total liabilities (excluding deferred taxation)	(70.4)	—	(70.4)	—
Key metrics
Operating costs	182.6	—	182.6	—
Capital expenditure	58.9	—	58.9	—
Production (koz)	315.2	—	315.2	—
All in costs and All in sustaining costs (US$/oz)	809.0	—	809.0	—

Australia Region

Annual basis

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(281.3)	(6.6)	(287.9)	2.4%
Profit before taxation	314.9	(6.6)	308.3	-2.1%
Taxation	(95.4)	2.0	(93.4)	-2.1%
Profit for the year	219.5	(4.6)	214.9	-2.1%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	1 624.0	(23.2)	1 600.8	-1.4%
Total liabilities	(647.6)	6.9	(640.7)	-1.1%

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(251.8)	(7.4)	(259.2)	2.9%
Profit before taxation	251.9	(7.4)	244.5	-2.9%
Taxation	(76.2)	2.2	(74.0)	-2.9%
Loss for the year	175.7	(5.2)	170.5	-2.9%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	1 179.8	(16.8)	1 163.0	-1.4%
Total liabilities	(374.4)	5.1	(369.3)	-1.3%

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(338.1)	(15.3)	(353.4)	4.5%
Profit before taxation	137.3	(15.3)	122.0	-11.1%
Taxation	(42.8)	4.6	(38.2)	-10.7%
Profit for the year	94.5	(10.7)	83.8	-11.3%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	1 119.4	(10.9)	1 108.5	-1.0%
Total liabilities	(410.3)	3.3	(407.0)	-0.8%

GF_17

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Cumulative basis

2016 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(281.3)	(23.2)	(304.5)	8.2%
Profit before taxation	314.9	(23.2)	291.7	-7.4%
Taxation	(95.4)	6.9	(88.5)	-7.3%
Profit for the year	219.5	(16.2)	203.3	-7.4%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	1 624.0	(23.2)	1 600.8	-1.4%
Total liabilities	(647.6)	6.9	(640.7)	-1.1%

2015 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(251.8)	(16.8)	(268.6)	6.7%
Profit before taxation	251.9	(16.8)	235.1	-6.7%
Taxation	(76.2)	5.1	(71.1)	-6.6%
Loss for the year	175.7	(11.8)	163.9	-6.7%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	1 179.8	(16.8)	1 163.0	-1.4%
Total liabilities	(374.4)	5.1	(369.3)	-1.3%

2014 Financial year:

Key caption	Before	Adjustment	After	% Change
Income statement	(Dr)/Cr	(Dr)/Cr	(Dr)/Cr
Amortisation and depreciation	(338.1)	(10.9)	(349.0)	3.2%
Profit before taxation	137.3	(10.9)	126.4	-7.9%
Taxation	(42.8)	3.3	(39.5)	-7.6%
Profit for the year	94.5	(7.6)	86.9	-8.1%
Statement of financial position	Dr/(Cr)	Dr/(Cr)	Dr/(Cr)
Total assets	1 119.4	(10.9)	1 108.5	-1.0%
Total liabilities	(410.3)	3.3	(407.0)	-0.8%

In the gold industry, analysts primarily focus on production, operating costs (excluding amortisation and depreciation) and capital expenditure. To this end, Management discloses a number of performance metrics to the market, for both the Company and its segments, including measures that are Non-GAAP such as FCF, AISC and AIC.

None of these key performance/financial metrics are impacted by the depreciation and amortisation expense line item, therefore, a change in the method of depreciation would not impact any of the key performance/financial metrics on which the Company, its segments and Management are generally measured by analysts.

GF_18

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

The Company issues segment guidance on gold production and AIC for the financial year to the market and they are measured against this guidance by analysts and investors. Amortisation and depreciation has no impact on either of these measures.

Aggregate

None of the other known errors relate to any of the Australian segments and as such do not impact the assessment made relating to the St Ives, Agnew and Granny Smith in the Company’s response to the Staff dated January 18, 2018.

(vi)	Does the misstatement affect compliance with regulatory requirements –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

Aggregate

No, Management concluded that all known errors in aggregate did not affect compliance with regulatory requirements

(vii)	Does the misstatement affect compliance with loan covenants or other contractual requirements –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

Aggregate

No, Management concluded that all known errors in aggregate did not affect compliance with loan covenants or other contractual requirements.

(viii)	Does the misstatement have the effect of increasing management compensation –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

Aggregate

No, Management concluded that all known errors in aggregate does not have the effect of increasing management compensation

(ix)	Did Management intentionally misstate the financial statements to “manage” reported earnings –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

Aggregate

No, Management did not intentionally misstate the financial statement to “manage” reported earnings as a result of a change in method of depreciation.

In addition, refer to paragraphs (ii) (“Does the misstatement mask a change in earnings or other trends”) and (iii) (“Does the misstatement hide a failure to meet analysts’ consensus expectations for the entity”) above.

(x)	Does the misstatement involve concealment of an unlawful transaction –

Individually

Refer to the Company’s response to the Staff dated January 18, 2018 for a detailed assessment relating to the change in the method of depreciation of the mineral rights at the Australian operations.

GF_19

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Aggregate

No, the errors did not involve an unlawful transaction or its concealment.

Other considerations

Management also considered the impact of the Aggregated Errors on the individual financial statement captions in the other primary financial statements (consolidated statement of other comprehensive income, consolidated statement of changes in equity and the consolidated statement of cash flows) and certain notes to the financial statements, and concluded that it is not material, both quantitatively and qualitatively, to the other primary financial statements and notes to the financial statements. To illustrate this:

•	The depreciation adjustment for the change in method of depreciating mineral rights as well as the majority of the other known uncorrected errors are non-cash items and therefore has either no or an insignificant impact on the “Cash flows from operating activities” and “Cash generated by operations” captions in the consolidated statement of cash flows;

•	There is an insignificant impact on “Other comprehensive income, net of tax” caption in the consolidated statement of other comprehensive income; and

•	There is no other impact on the “Total comprehensive income for the year” caption in the consolidated statement of other comprehensive income other than the adjustments to net profit/loss, as noted above.

Overall Materiality Conclusion

Management’s conclusion is based on the materiality assessment included in the Company’s response to the Staff dated January 18, 2018, as well as the above assessments discussed in sections 1.1 and 1.2.

Management concluded, after considering the total mix of information (on both the quantitative and qualitative basis) that the difference between the current and proposed method of depreciating the mineral rights (individually) and in aggregation with all other known uncorrected errors would not have a material impact on the Gold Fields IFRS consolidated financial statements, taken as a whole, for each of the 2016, 2015 or 2014 financial years, on either the annual or the cumulative basis.

In addition, Management believes that the “out-of-period” cumulative catch up adjustment proposed to be recorded in 2017 (refer to the Company’s response to the Staff dated January 18, 2018 as well as section 2 below) is not material, on both a quantitative and qualitative basis, for the same quantitative and qualitative reasons discussed above and in section 2 below.

2.	[***]

3.	Impact on internal controls over financial reporting

The Staff would like the Company to provide an analysis of the impact of the misstatement on the Company’s assessment of the effectiveness of internal controls over financial reporting.

Response

The Company acknowledges the Staff’s comment.

Background

As a result of the work performed to address the Staff’s comment regarding Gold Fields’ depreciation methodology for mineral rights at its Australian operations, a difference in treatment was identified. Management has also evaluated the implications on its assessment of the effectiveness of ICOFR as at December 31, 2016.

GF_20

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

When assessing whether the control met the requirements related to the reliability of estimates, Management identified a deficiency in ICOFR. This section outlines the assessment performed by Management to determine severity of the control deficiency identified.

Identify the control deficiency

The units-of-production method applied by Management for the depreciation of mineral rights at its Australian operations used endowment ounces or exploration potential as a key input in the denominator of the depreciation calculation. This input was a management estimate with a high degree of judgement. The existing control to estimate the endowment ounces was not adequately designed to operate at an appropriate level of precision for a management review control with a high degree of judgment. Specifically, retrospective review was performed at a globular level but not at a target level to assess the reliability of historic estimates in order to ensure that the outcomes of such reviews were factored into the reassessment of the useful life on an annual basis. The controls, as designed, were operating effectively.

As a result of this, Management identified a design deficiency relating to the design of the control to reliably estimate the endowment ounces used in the depreciation calculation of the mineral rights at the Australian operations.

Is the deficiency indicative of other deficiencies?

Management assessed whether the control was indicative of other deficiencies.

The deficiency specifically relates to the calculation of depreciation for assets with a useful life beyond proven and probable reserves. The only assets in the group that are depreciated over a useful life beyond proved and probable reserves are the mineral rights at the Australian operations (St Ives, Agnew and Granny Smith). No other operation in the group applies this method. As a result, this deficiency does not have an impact on other asset classes or other operations within the group.

Other classes of assets use the units-of-production method to calculate depreciation which is based on estimated proved and probable reserves. In addition, the new proposed componentisation method of depreciating the mineral rights uses both reserves and resources as key inputs (endowment ounces will no longer be used as a key input). Management has reviewed the design and operating effectiveness of the management review controls over the estimation of reserves and resources, and noted no deficiencies in such controls.

Management evaluated all other management review controls within the Australian region and assessed that these controls were adequately designed, implemented and operating effectively. The deficiency identified also does not extend to other management review controls in the group. As a result, the deficiency identified is not indicative of deficiencies in other management review controls.

Based on the above rationale, the deficiency does not appear to indicate other deficiencies.

Evaluating the severity of the deficiency

Guidance

A material weakness is a deficiency, or a combination of deficiencies, in ICOFR, such that there is a reasonable possibility that a material misstatement of the entity’s annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in ICOFR that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the entity’s financial reporting.

When evaluating the severity of the deficiency, Management should consider the magnitude and likelihood of the potential misstatement resulting from the deficiency.

Evaluation

Management has isolated the deficiency to the control over the estimation of the endowment ounces used in the depreciation calculation of the mineral rights at the Australian operations. As a result, the likelihood of a similar deficiency occurring is remote as the deficiency was specifically linked to the estimation used in the depreciation of mineral rights at the Australian operations, which is not used anywhere else in the group.

When considering the potential magnitude of the misstatement, Management considered alternative methods of depreciating the mineral rights and concluded that the most appropriate method in accordance with IFRS is the

GF_21

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

componentisation method. Refer to the discussion on this method in the Company’s response to the Staff dated January 18, 2018. Management has considered whether proved and probable reserves alone would be appropriate to depreciate the mineral rights using the units-of-production method but concluded not as it may not provide a realistic indication of the useful life of the mineral rights. As a result, Management believes that the potential magnitude of the misstatement (the potential magnitude of the understatement of depreciation) is limited to the difference in depreciation between the current and the proposed componentisation method of depreciation.

Management has performed a materiality assessment, and concluded, after considering the total mix of information (on both the quantitative and qualitative basis) that the difference between the current and proposed componentisation method of depreciating the mineral rights would not have a material impact on the Gold Fields IFRS consolidated financial statements for each of the 2016, 2015 or 2014 financial years, on either the annual or the cumulative basis. Refer to the detailed assessment included in the Company’s response to the Staff dated January 18, 2018.

In addition, the deficiency does not relate to one of the four indicators of material weakness as per paragraph 69 of PCAOB Auditing Standard No. 2201.

Conclusion on individual deficiency

Based on the above assessment, Management has concluded that the deficiency identified does not meet the criteria of a material weakness but will be classified as a significant deficiency.

Aggregation of similar deficiencies

Management has also assessed whether the deficiency in combination with other deficiencies at December 31, 2016 would in aggregate result in a material weakness. Management considered commonalities among all reported control deficiencies (for example, segments and significant accounts affected), there were no other similar deficiencies. Management concluded that the above mentioned deficiency would not meet the criteria of a material weakness.

Conclusion on ICOFR

Based on the above assessment, Management’s conclusion that, as of December 31, 2016, its internal control over financial reporting was effective, remains unchanged.

*****

Should you or the Staff have any questions or require any additional information, please contact the undersigned at +27 11 562 9796 or via e-mail at pauls@goldfields.com.

Sincerely

/s/ Paul Schmidt

Paul Schmidt

Chief Financial Officer

Gold Fields Limited

cc:	Blaise Rhodes, Securities and Exchange Commission Nicholas Holland, Gold Fields Limited Taryn Harmse, Gold Fields Limited Thomas B. Shropshire, Jr., Linklaters LLP

GF_22

Confidential Treatment of Portions of this Letter

Has Been Requested by Gold Fields Limited

Pursuant to 17 C.F.R. § 200.83. Omitted information

marked by bracketed asterisks has been filed

under separate cover with the Commission.

Addendum I

There are several items of income and expense that are separately disclosed in the financial statements that are not representative of the underlying activities of the Company. Management believes it to be appropriate for the purposes of the materiality analysis discussed in the main part of this document to adjust for such items as analysts or informed users would typically consider adjusting for the same items in order to calculate a profit representing the underlying results of the operations. For the purpose of this response, adjusted amounts are referred to as “Adjusted profit before taxation” and “Adjusted profit after taxation”, however, the Company does not formally use this as a Non-GAAP measure in their filing.

A full reconciliation of these items is as follows:

	Before tax				Tax effect				After tax
	2017[5]	2016	2015	2014	2017[5]	2016	2015	2014	2017[5]	2016	2015	2014
Profit/(loss)	152.4	365.8	4.5	138.5	(173.2)	(192.1)	(247.1)	(118.1)	(20.9)	173.7	(242.6)	20.4
Adjusted for
Restructuring costs	9.2	11.7	9.3	42.0	(2.9)	(0.6)	(3.1)	(13.4)	6.3	11.1	6.2	28.6
Impairment of investments and assets	292.6	76.5	221.1	26.7	(4.6)	(19.6)	(21.8)	—	288.0	56.9	199.3	26.7
Reversal of impairment of assets	(92.4)	—	—	—	15.4	—	—	—	(77.0)	—	—	—
Profit on disposal of investments	—	(2.3)	(0.1)	(5.1)	—	—	—	2.7	—	(2.3)	(0.1)	(2.4)
Profit/loss on disposal of assets	(4.0)	(48.0)	0.1	1.3	1.3	7.0	0.2	—	(2.7)	(41.0)	0.3	1.3
Silicosis provision raised	30.2	—	—	—	(9.1)	—	—	—	21.1	—	—	—
Profit on buy back of notes	—	(17.7)	—	—	—	—	—	—	—	(17.7)	—	—
Reversal of deferred taxation assets not recognised[6]	—	—	—	—	(6.2)	—	—	—	(6.2)	—	—	—
Deferred taxation assets not recognised[6]	—	—	—	—	—	30.9	104.5	—	—	30.9	104.5	—
Deferred taxation on Soles devaluation against US$[6]	—	—	—	—	(3.8)	1.0	36.1	2.7	(3.8)	1.0	36.1	2.7

	388.0	386.0	234.9	203.4	(183.1)	(173.4)	(131.2)	(126.1)	204.9	212.6	103.7	77.3

[5]	For the 2017 financial year, the profit/(loss) reflected relates to continuing operations only.
[6]	These amounts do not agree to the amounts disclosed in Note 9 of the consolidated financial statements, as the reconciliation in Note 9 is performed at the maximum South African statutory mining tax rate of 34%. These amounts are at the actual tax rates applicable to the jurisdictions they relate to.

GF_23